BYLAWS

OF

TRAFFICGENIUS, INC.

ARTICLE I

CORPORATE OFFICES

1.1   Registered Office.

The registered office of TRAFFICGENIUS, Inc. (the "**Company**") shall be fixed in the Company's certificate of incorporation, as the same may be amended from time to time.

1.2   Other Offices

The Company's board of directors may at any time establish other offices at any place or places where the Company is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   Place of Meetings

Meetings of stockholders shall be held at any place, within or outside the state of Illinois, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 7.05 of the compiled statues of the Business Corporation Act of 1983, the General Not for Profit Corporation Act of 1986, and the Benefit Corporation Act (the "**Illinois Corporate Acts**"). In the absence of any such designation, stockholders' meetings shall be held at the registered office of the Company.

Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Shareholders not present in the same physical location may simultaneously communicate with each other during the meeting and each person has a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting.

Where permitted under the statutes and regulations of the State of Illinois, and in the sole and reasonable discretion of the Board of Directors, a meeting of Shareholders of the Company may be held at a specific location or may be held by any means of remote communication. Where a meeting will employ remote communication, one or more Shareholders may participate by means of remote communication or the meeting may be held solely by means of remote communication at the sole discretion of the Board of Directors. Where any remote communication is used in a Shareholder meeting, all persons authorized to vote or take other action at the meeting must be able to hear each other during the meeting and each person will have a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting. All votes or other actions taken at the meeting by means of electronic transmission must be maintained as a matter of record by the Company.

2.2   Annual Meeting

The annual meeting of stockholders shall be held each year. The board of directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The board of directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term "**Whole Board**" shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

The Company must hold its annual meeting within the earlier of (i) 6 months after the end of the Company's fiscal year; or (ii) 15 months after its last annual meeting. If the annual meeting is not held within that time period, then any shareholder may direct a request in writing to the President of the Company to give notice of the meeting within 30 days of that request.

2.3   Special Meetings

(a)   A special meeting of the stockholders, other than those required by statute, may be called at any time by (i) the president, (ii) a majority of the board of directors, or (iii) holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting. The person or persons calling that special meeting of the Board may fix any date, time or place, either within or without the State of Illinois, to be the date, time and place for holding that special meeting.

(b)   The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the board of directors, chairperson of the board of directors, chief executive Officer, or president (in the absence of a chief executive Officer). Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held. The Board will determine the time, place and date of any special meeting provided that, in the case of a special meeting called by the requisite percentage of Shareholders in accordance with these Bylaws, the Board will issue notice of the special meeting within 30 days of receipt of the written demand(s) by the relevant Officer of the Corporation. Written notice of the date, time, and place of a special meeting of the Board will be given at least 1 day prior to the date set for that meeting. The written notice can be given personally, by mail, by private carrier, by telegraph, by telephone facsimile, or by any other manner as permitted by the Business Company Act. The notice will be given by the Secretary or one of the persons authorized to call Directors' meetings.

2.4   Notice of Stockholders' Meetings

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the Illinois Corporate Acts, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

If mailed, notice is given when the notice is deposited in the United States mail, postage prepaid, and directed to the Shareholder at the address of the Shareholder as it appears on the records of the Company. An affidavit of the secretary (the "Secretary") of the Company on that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated in the notice.

A written waiver, signed by the person entitled to a notice of meeting, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated in the notice, will be deemed equivalent to the person receiving the notice. Further, attendance of a person at a meeting will constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

2.5 Quorum

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

In all matters other than the election of Directors, any act of the Shareholders must be passed by an affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors will be elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

2.6   Adjourned Meeting Notice

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Illinois Corporate Acts and Section 2.10 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.7   Conduct of Business

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at such meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the board of directors; in the absence of such designation, the chairperson of the board of directors, if any, the chief executive Officer (in the absence of the chairperson) or the president (in the absence of the chairperson of the board of directors and the chief executive Officer), or in their absence any other executive Officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, date or time, whether or not a quorum is present.

2.8   Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.10 of these bylaws, subject to the provisions of the General Corporation Law of Illinois relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Persons holding shares in a fiduciary capacity will be entitled to vote the shares so held. Persons whose shares are pledged will be entitled to vote, unless, in the transfer by the pledger on the books of the Company, that person has expressly empowered the pledgee to vote the shares, in which case only the pledgee, or that pledgee's proxy, may represent and vote the shares.

2.9   Stockholder Action by Written Consent Without A Meeting

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the Company, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the Company in accordance with Illinois General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 90 days of the date the earliest dated consent is delivered to the Company, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Company in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Illinois General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Illinois if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Illinois.

2.10   Record Dates

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the Illinois Corporate Acts and this Section 2.10 at the adjourned meeting.

If the board of directors does not so fix a record date, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the Company.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.11   Proxies

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the Company, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the General Corporation Law of Illinois.

2.12   List of Stockholders Entitled to Vote

The Company shall prepare, at least 10 days but not more than 60 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The

Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Registered Office of the Company. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

If any Director willfully neglects or refuses to produce the list of Shareholders at any meeting for the election of Directors, or to open such a list to examination on a reasonably accessible electronic network during any meeting for the election of Directors held solely by means of remote communication, those Directors will be ineligible for election to any office at that meeting. The Share Ledger will be the only evidence as to who are the Shareholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of Shareholders.

2.13 Inspectors of Election

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(i) ascertain the number of shares outstanding and the voting power of each;

(ii) determine the shares represented at the meeting and the validity of proxies and ballots;

(iii) count all votes and ballots;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III

DIRECTORS

3.1   Powers

Subject to the provisions of the General Corporation Law of Illinois and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2   Number of Directors

Upon the adoption of these bylaws, the number of directors constituting the entire board of directors shall be one, who will be Scott Murdoch.   Thereafter, this number may be changed only by amendment to the certificate of incorporation.   No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3   Election, Qualification and Term of Office of Directors

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.   Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed.   Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   Resignation and Vacancies

Any director may resign at any time upon written notice to the attention of the Secretary of the Company. When one or more Directors resign from the Board and the resignation is to become effective at a future date, a majority of the Directors then in office, including those who have so resigned, will have the power to appoint new Directors to fill this vacancy or vacancies. The appointments of these new Directors will take effect when the resignation or resignations are to become effective, and each new Director so chosen will hold office until the next annual meeting of the Shareholders.

When vacancies or newly created directorships resulting from any increase in the authorized number of Directors occur, a majority of the Directors then in office, although less than a quorum, or a sole remaining Director will have the power to appoint new Directors to fill this vacancy or vacancies. Each new Director so chosen will hold office until the next annual meeting of the Shareholders.

If at any time, by reason of death or resignation or other cause, the Company should have no Directors in office, then any Officer or any Shareholder or an executor, administrator, trustee or guardian of a Shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a Shareholder, may call a special meeting of Shareholders for an election to fill the vacancy.

3.5 Place of Meetings; Meetings by Telephone; Notice

The board of directors of the Company may hold meetings, both regular and special, either within or outside the state of Illinois.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

If written notice is mailed, correctly addressed to a Director's address as provided in the Company's current records, the notice will be deemed to have been given to that Director at the time of mailing. If written notice is sent by private carrier or if the written notice is sent by United States mail, postage prepaid and by registered or certified mail, return receipt requested, the notice will be deemed to have been given to a Director on the date shown on the return receipt. Otherwise notice is effective when received by a Director.

Notice of any Directors' meeting may be waived by a Director before or after the date and time of the meeting. The waiver must be in writing, must be signed by a Director, and must be delivered to the Company for inclusion in the minutes or filing with the corporate records. The attendance of a Director at a meeting of the Board will constitute a waiver of notice of that meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully convened.

3.6 Regular Meetings

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

Meetings of the Board will be presided over by the President, or in the President's absence by a Director chosen at the meeting. The Secretary will act as secretary of the meeting, but in the absence of the Secretary, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

The Chairman of the Board, if present, will preside at all meetings of the Board, and exercise and perform any other authorities and duties as may be from time to time delegated by the Board.

The President, or another Officer or agent designated by the Board will, with full power and authority attend, act, and vote, on behalf of the Company, at any meeting of security holders or interest holders of other Company's or entities in which the Company may hold securities or interests. At that meeting, the President or other delegated agent will have and execute any and all rights and powers incidental to the ownership of the securities or interests that the Company holds.

3.7   Special Meetings; Notice

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board or the Whole Board.

Notice of the time and place of special meetings shall be

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile;

(iv)   sent by electronic mail; or

(v)   otherwise given by electronic transmission (as defined in Section 232 of the Illinois Corporate Acts), directed to each director at such director's address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company's records.;

If such notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail, or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If such notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting, unless required by statute.

3.8   Quorum; Voting

At all meetings of the board of directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The affirmative act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute, by the certificate of incorporation or these bylaws.

A Director of the Company who is present at a meeting of the Board will be presumed to have assented to an action taken on any corporate matter at the meeting unless:

- The Director objects at the beginning of the meeting, or promptly upon the Director's arrival, to holding the meeting or transacting business at the meeting;

- The Director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

- The Director delivers written notice of the Director's dissent or abstention to the presiding Officer of the meeting before the adjournment of the meeting or to the Company within a reasonable time after adjournment of the meeting.

Any right to dissent or abstain from the action will not apply to a Director who voted in favor of that action.

A Director or Officer of the Company will be disqualified from voting as a Director or Officer on a specific matter where that Director or Officer deals or contracts with the Company either as a vendor or purchaser. A Director or Officer of the Company will not be disqualified as a Director or Officer for the sole reason that the Director or Officer deals or contracts with the Company either as a vendor, purchaser, or otherwise.

3.9   Board Action by Written Consent Without a Meeting

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.10   Fees and Compensation of Directors

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. All changes to Director compensation are subject to ratification by the Shareholders.

3.11   Approval of Loans to Officers

The Company may lend money to, or guaranty any obligation of, or otherwise assist, any Officer or employee of the Company or of its subsidiary, including any Officer or employee who is a Director of the Company or any subsidiary of the Company, whenever, in the opinion of the Directors, the loan, guaranty or assistance may reasonably be expected to benefit the Company. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board will approve, including, without limitation, a pledge of shares of the Company. Nothing contained in this section is to be construed so as to deny, limit or restrict the powers of guaranty or warranty of the Company at common law or under any applicable statute.

Without authorization by a resolution of the Board, the Company is prohibited from making or accepting loans in its name, or issuing evidences of indebtedness in its name. The authorization of the Board for the Company to perform these acts can be general or specific.

3.12   Removal of Directors

Any Director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of Directors at a special meeting of the Shareholders called for that purpose. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her.


ARTICLE IV

COMMITTEES


4.1   Committees of Directors

The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Company. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not that member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member.

The committee or committees, to the extent provided in the resolution of the Board will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. No such committee will have the power or authority in reference to the following matters:

a.   Approving or adopting, or recommending to the Shareholders, any action or matter (other than the election or removal of Directors) expressly required by the Business Company Act to be submitted to Shareholders for approval; or

b. Adopting, amending or repealing any Bylaw of the Company.

Each member of a committee will serve at the pleasure of the Board.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3 **Meetings and Action of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), and Section 3.8 (action without a meeting) and Section 7.4 (waiver of notice), of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the board of directors and its members.

The method by which Directors' meetings may be called and the notice requirements for these meetings as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

The requirements for a quorum for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

The requirements and procedures for actions without a meeting for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Any member of a committee may be removed at any time, with or without cause, by a resolution adopted by a majority of the full Board. Any member of a committee may resign from the committee at any time by giving written notice to the Chairman of the Board of the Company, and unless otherwise specified in the notice, the acceptance of this resignation will not be necessary to make it effective.

Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board.

A committee will elect a presiding Officer from its members and may fix its own rules of procedure provided they are not inconsistent with these Bylaws. A committee will keep regular minutes of its proceedings and report those minutes to the Board at the first subsequent meeting of the Board.

ARTICLE V

OFFICERS

5.1 Officers

The Officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the board of directors, a chief executive Officer, a chief financial Officer, a Treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant Treasurers, and any such other Officers as may be appointed in accordance with these bylaws. Any number of offices may be held by the same person.

Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the President will be:

a.   To have the general management and supervision, direction and control of the business and affairs of the Company;

b.   To preside at all meetings of the Shareholders when the Chairman of the Board is absent;

c.   To call meetings of the Shareholders to be held at such times and at such places as the President will deem proper within the limitations prescribed by law or by these Bylaws;

d.   To ensure that all orders and resolutions of the Board are effectively carried out;

e.   To maintain records of and certify, whenever necessary, all proceedings of the Board and the Shareholders;

f.   To put the signature of the Company to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the President, should be executed on behalf of the Company; to sign certificates for the Company's shares; and, subject to the instructions of the Board, to have general charge of the property of the Company and to supervise and manage all Officers, agents and employees of the Company; and

g.   To perform all other duties and carry out other responsibilities as determined by the Board.

Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Treasurer will be:

a.   To keep accurate financial records for the Company;

b.   To deposit all money, drafts and checks in the name of and to the credit of the Company in the banks and depositories designated by the Board;

c.   To endorse for deposit all notes, checks, drafts received by the Company as instructed by the Board, making proper vouchers for them;

d.   To disburse corporate funds and issue checks and drafts in the name of the Company, as instructed by the Board;

e.   To submit to the President and the Board, as requested, an account of all transactions by the Treasurer and the financial condition of the Company;

f. To prepare and submit to the Board annual reports detailing the financial status of the Company; and

g. To perform all other duties and carry out other responsibilities as prescribed by the Board or the President.

The Secretary will perform the following duties:

a. Prepare the minutes of the meetings of the Shareholders and meetings of the Board and keep those minutes in one or more books provided for that purpose;

b. Authenticate the records of the Company as will from time to time be required;

c. Ensure that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

d. Act as custodian of the corporate records and of the corporate seal, if any, and ensure that the seal of the Company, if any, is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized;

e. Keep a register of the post office address of each Shareholder;

f. Sign, along with the President, certificates for shares of the Company, the issuance of which will have been authorized by resolution of the Board;

g. Have general charge of the Share Ledger of the Company; and

h. Perform all duties incidental to the office of Secretary and any other duties as from time to time may be delegated to the Secretary by the President or the Board.

All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Company must be signed by a designated Officer or Officers, agent or agents of the Company and in a manner as will from time to time be determined by resolution of the Board. All funds of the Company not otherwise used will be deposited to the credit of the Company in banks, trust companies, or other depositories designated by the Board.

5.2 Appointment of Officers

The Officers of the Company, except such Officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the board of directors, subject to the rights (if any) of an Officer under any contract of employment.

The Officers of the Company (individually the "Officer" and collectively the "Officers") will consist of the President, a Treasurer (the "Treasurer") and the Secretary.

The Officers will be appointed by the Board at the first meeting of the Directors or as soon after the first meeting of the Directors as possible, if Officers have not already been appointed. Any appointee may hold one or more offices.

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5.3 Subordinate Officers

The Board reserves the authority to delegate the powers of any Officer to any other Officer or agent, notwithstanding any provision in these Bylaws.

The board of directors may appoint, or empower the chief executive Officer or the president to appoint, such other Officers and agents as the business of the Company may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4 Removal and Resignation of Officers

Subject to the rights (if any) of an Officer under any contract of employment, any Officer may be removed, either with or without cause, by the board of directors at any regular or special meeting of the board or, except in the case of an Officer chosen by the board of directors, by any Officer upon whom the power of removal is conferred by the board of directors.

Any Officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the Company under any contract to which the Officer is a party.

5.5 Vacancies in Offices

Any vacancy occurring in any office of the Company shall be filled by the board of directors.

5.6 Representation of Securities of Other Entities

The chairperson of the board of directors, the chief executive Officer, the president, any vice president, the Treasurer, the secretary or assistant secretary of this Company, or any other person authorized by the board of directors or the chief executive Officer, the president or a vice president, is authorized to vote, represent, and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers

All Officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the board of directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the board of directors.

ARTICLE VI

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STOCK

6.1   Stock Certificates; Partly Paid Shares

The shares of the Company shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the board of directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two authorized Officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any Officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such Officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such Officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   Special Designation on Certificates

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the Illinois Corporate Acts, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the Illinois Corporate Acts or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as

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otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 Lost Certificates

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 Dividends

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The board of directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

6.5 Transfer of Stock

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 Stock Transfer Agreements

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the Illinois Corporate Acts.

6.7 Registered Stockholders

The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(ii)   hall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Illinois.

ARTICLE VII

7.1   Notice of Stockholders' Meetings

Notice of any meeting of stockholders shall be given in the manner set forth in the Illinois Corporate Acts.

7.2 Notice to Stockholders Sharing an Address

Except as otherwise prohibited under the Illinois Corporate Acts, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the Illinois Corporate Acts, the certificate of incorporation, or these bylaws, shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the Illinois Corporate Acts.

7.3 Notice to Person with Whom Communication Is Unlawful

Whenever notice is required to be given, under the Illinois Corporate Acts, the certificate of incorporation, or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the Illinois Corporate Acts, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 Waiver of Notice

Whenever notice is required to be given under any provision of the Illinois Corporate Acts, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification of Directors and Officers in Third Party Proceedings

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the Illinois Corporate Acts, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a

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"Proceeding") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or Officer of the Company, or is or was a director or Officer of the Company serving at the request of the Company as a director, Officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

8.2 Indemnification of Directors and Officers in Actions by or In the Right of the Company

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the Illinois Corporate Acts, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed Proceeding, by or in the right of the Company to procure a judgment in its favor against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 Successful Defense

To the extent that a present or former director or Officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

8.4 Indemnification of Others

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the Illinois Corporate Acts or other applicable law. The board of directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the Illinois Corporate Acts the determination of whether employees or agents shall be indemnified.

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8.5   Advanced Payment of Expenses

Expenses (including attorneys' fees) actually and reasonably incurred by an Officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the Illinois Corporate Acts. Such expenses (including attorneys' fees) actually and reasonably incurred by former directors and Officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, Officers, employees or agents of another Company, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an Officer of the Company (except by reason of the fact that such Officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company

8.6   Limitation on Indemnification

Subject to the requirements in Section 8.3 and the Illinois Corporate Acts, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c)   for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, Officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under Section 8.7, or (d) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 Determination; Claim

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 Non-Exclusivity of Rights

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, Officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the Illinois Corporate Acts or other applicable law.

8.9 Insurance

The Company may purchase and maintain insurance on behalf of any person who is or was a director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the Illinois Corporate Acts.

8.10   Survival

8.11   The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, Officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.12   Effect of Repeal or Modification

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.13   Certain Definitions

For purposes of this Article VIII, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, Officers, employees or agents, so that any person who is or was a director, Officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, Officer, employee or agent of the Company which imposes duties on, or involves services by, such director, Officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article VIII.

ARTICLE IX

RECORDS AND REPORTS

1.1   Maintenance and Inspection of Records

The Company shall, either at its principal executive offices or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Illinois or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

9.1 Inspection by Directors

Any director shall have the right to examine the Company's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE X

GENERAL MATTERS

10.1 Execution of Corporate Contracts and Instruments

The board of directors, except as otherwise provided in these bylaws, may authorize any Officer or Officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an Officer, no Officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

10.2 Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Illinois Corporate Acts shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural

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number includes the singular, and the term "person" includes both a corporation (including, but not limited to, a limited liability company), corporation, partnership, joint venture, trust or other enterprise, and a natural person.

10.3   Fiscal Year

The fiscal year of the Company shall be fixed by resolution of the board of directors and may be changed by the board of directors.

10.4   Seal

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

10.5   Facsimile or Electronic Signature

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or Officer of the Company may be used whenever and as authorized by the board of directors or a committee thereof.

ARTICLE XI

AMENDMENTS

These bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the board of directors or by the stockholders as expressly provided in the Company's certificate of incorporation.

APPENDIX

GLOSSARY

Bylaws - the purpose of these bylaws (the "Bylaws") is to provide rules governing the internal management of the Company.

Chairman of the Board - Once a Board of Directors has been appointed or elected by the Shareholders, the Board will then elect a chairman (the "Chairman of the Board"). The Chairman of the Board will act to moderate all meetings of the Board of Directors and any other duties and obligations as described in these Bylaws.

Corporate Officer - A corporate Officer (individually the "Officer" and collectively the "Officers") is any individual acting for or on behalf of the Company. An Officer of the Company will usually be appointed to a specific task such as secretary, president, Treasurer or other similar position. One person may hold several offices. The Officers will manage the day- to-day operations of the Company and report to the Board of Directors.

Principal Executive Office - The Principal Executive Office for the Company is where the President of the Company has an office.

Principal Office - The Principal Office of the Company is the address designated in the annual report where the executive offices of the Company are located.

Principal Place of Business - The Principal Place of Business is the address at which the Company conducts its primary business.

Registered Office - The Registered Office is the physical street address within the state where the registered agent can be contacted during normal business hours for service of process.

Share Ledger - A Share Ledger is the complete record of the owners of shares of stock in the Company.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

TRAFFICGENIUS, INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of TRAFFICGENIUS, Inc., an Illinois corporation, hereby adopts the foregoing Bylaws as the Bylaws of the Company.

Executed on _November 23_____, 2020.

_____
Scott Murdoch, Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of TRAFFICGENIUS, Inc., an Illinois corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on November 27, 2020 by the person appointed in the certificate of incorporation to act as the Incorporator of the Company.

Executed on November 27, 2020.



____________________, CEO, Founder

____________________, Secretary

Scott Murdoch

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